Exhibit A to Form C-AR

Annual Report
April 30, 2018

Portalarium, Inc.



This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

Portalarium, Inc. ("Portalarium", the "Company," "we," "us", or "our") is a Delaware Corporation, formed on September 24, 2009.

The Company is located at 3410 Far West Blvd, Suite 275, Austin, TX 78731.

The Company's website is www.shroudoftheavatar.com.

The company, having sold Series B Preferred Stock pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2017. A copy of this report may be found on the company's website at www.shroudoftheavatar.com .

The company currently has 32 employees.

The Business
The Company has developed Shroud of the Avatar, the 2nd largest crowd funded game in history, with over $11M raised from the players' community since the completion of the Company's $7.5M Series A in Q2 2012.

The Business Plan

Portalarium, Inc. is a videogame developer transforming the way massively multiplayer online role playing games (MMORPGs) are designed and enjoyed. Shroud of the Avatar features an entirely player driven economy, an open development method that heavily involves and engages the player community, and most importantly puts players first.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We are an independent development company.
The Company was formed in September 2009 and has created one major product. Investment in the Company is highly speculative because it entails significant risk that we may never become commercially viable. We need to transition from a company focused on development to a company that is also capable of successfully marketing, launching and operating the product. We may not be successful in such a transition. As an independent developer, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown factors. We are subject to all of the risks that are commonplace among independent developers and should be considered as a startup business with significant risk that may face various difficulties typical for development stage companies. These may include, among others: relatively limited financial resources; developing new investment opportunities; delays in reaching projected goals and milestones; competition from larger, more established companies; and difficultly recruiting and retaining qualified employees and other personnel. The Company may encounter these and other difficulties in the future, some of which may be beyond its control. If the Company is unable to successfully address these difficulties as they arise, the Company's future growth and earnings will be negatively affected. The Company cannot give assurance to prospective investors that its business model and plans will be successful or that it will successfully address any problems that may arise. There is substantial doubt about the ability of development stage companies continue as a going concern.

Our future revenue is unpredictable and is based upon a single initial game that is currently under development.
We cannot guarantee that our products will be profitable. Our business is speculative and dependent upon the acceptance of our products and the effectiveness of our marketing program to convince players to choose our products. We cannot assure that consumers will accept our products or that we will earn any revenues or profit. Investors may lose their entire investment. In addition, there is a substantial risk that we may not receive sufficient funding after this offering to complete the development of our game. It is also difficult to accurately forecast our revenues and operating results, and they may fluctuate in the future due to a number of factors. These factors include, but are not limited to, player acceptance of our games, competition from other market participants, and adverse changes in general economic, industry and regulatory conditions and requirements.

The loss of key personnel, or the inability to attract talent, could adversely impact our business.

Our success is largely dependent on the retention of certain key personnel, including, but not limited to, our Chief Executive Officer, Creative Director and member of the board of directors, Richard Garriott de Cayeux, and our Executive Producer, Starr Long. Our success is also dependent on the retention of certain of key team members focused on the design, development, engineering and/or production of the product. The loss of services of one or more of any of these key personnel members from our Company could adversely affect our business, projected sales, revenue and prospects. Our success is also dependent on our ability to hire and retain other key team members to assist in, among other things, the production, development and operations of the product. Competition for qualified personnel in the gaming industry is high, and we may have difficulty in hiring and/or retaining necessary personnel for a variety of reasons, including, without limitation, such competitive nature.

We face significant market competition from larger competitors.

While many new products are regularly introduced in our industry, it is increasingly difficult to produce high-quality products and to predict, prior to completing product development, what products will succeed. Competitors often develop products that could replicate or compete with products of competitors, which in turn hinders growth of a customer base and profitability. Products published by our competitors may take a larger share of players spending than anticipated, which could cause our product sales to fall below expectations. Players may lose interest in our product. If our competitors develop more successful products and/or offer competitive products at lower prices, our revenues, margins and profitability could be impaired. Our competitors include very large corporations with significantly greater financial, marketing and product development resources than we have. The availability of significant financial resources is a major competitive factor in the production of high-quality products and in the marketing of products that are ultimately well-received. Our larger competitors may be able to leverage their greater financial, technical, personnel, and other resources to finance larger budgets for development and marketing, and make higher offers to licensors and developers for commercially desirable properties as well as adopt more aggressive pricing policies to develop more commercially successful products. In addition, larger competitors may have greater leverage with distributors, retailers and other players.

If our game does not function as players expect, it may have a negative impact on our business and model.

If our initial product does not function as players expect, our projected sales may suffer and it may negatively impact our business. Re-developing the product to satisfy players could adversely impact the product and disappoint consumers. Additionally, if players do not find our product compelling, our projected revenue and sales will lower and negatively impact our business.

Our players may choose other games and/or other forms of entertainment, and if players do not find our game compelling then our projected revenue will decline.

Our player base will drive our revenue and success. The gaming industry is a highly speculative and competitive industry, and players may be critical of our product or business practices for a wide variety of reasons. If players choose other products and/or other forms of entertainment (whether by any action or inaction of our Company or our product), our projected revenue and business will decline. In addition, if our product does not function as players anticipate, if players find products that are more satisfying from their perspective, and/or if players do not find our product entertaining or compelling to their satisfaction, players may choose other products (or otherwise elect to just not use our product), which would have a negative impact on our business. Many of these factors are subjective and outside of the Company's control.

The game may have a short lifecycle and fail to generate significant revenues.

The video game industry is characterized by short product lifecycles and the frequent introduction of new games. Many products do not achieve sustained market acceptance or do not generate a sufficient level of sales to offset the costs associated with product development and distribution. A significant percentage of the sales of new products generally occurs within a relatively short period following the release of a game. Any competitive, financial, technological or other factor which delays or impairs the ability to introduce and sell games could adversely affect our operating results.

Investors may suffer potential loss or dissolution and termination.

In the event of a dissolution or termination of the Company, the proceeds realized from the liquidation of assets, if any, will be distributed in the priority established by applicable law, but only after the satisfaction of claims of creditors. Accordingly, the ability of an investor to recover all or any portion of its investment under such circumstances will depend on the amount of funds realized and claims to be satisfied therefrom.

Actual results may vary from any projection we present.

We may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management to influence our operations. Projections do not, and cannot, take into account such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any possible financing, and other possible occurrences that are beyond our ability to control or even to predict. While management believes that the projections reflect the possible outcome of our operation and performance, results depicted in the projections cannot be guaranteed.

If general economic conditions decline, demand for our product could decline.

Our product will involve discretionary spending on the part of consumers. Consumers are generally more willing to make discretionary purchases, including purchases of a product like ours, during periods in which favorable economic conditions prevail. As a result, our product will be sensitive to general economic conditions and economic cycles. A reduction or shift in domestic or international consumer spending could result in an increase in our selling and promotional expenses in an effort to offset that reduction, and could have a material adverse effect on our business, financial condition, results of operations, profitability, cash flows and liquidity.

Our operating costs and unpredictable.

In addition to general economic conditions and market fluctuations, significant operating cost increases could adversely affect us due to numerous factors, many of which are beyond our control. Increases in operating costs for the Company or the product would likely negatively impact our operating income, and could result in substantially decreased earnings or a loss from operations.

If we issue additional shares of our stock, stockholders may experience dilution in their ownership of our Company.

We have the right to raise additional capital or incur borrowings from third parties to finance our business. In the future we may issue more shares of our common stock or preferred stock. Consequently, stockholders may experience more dilution in their ownership of us in the future.

Certain future distribution relationships have not been established.
The Company has established and will establish certain relationships with others, which may include publishing, marketing or distribution partners in certain geographic territories or for certain game platforms. We will need to maintain such relationships and, in some cases, establish new ones or replace existing ones. There will be several agreements and documents that remain to be negotiated, executed, and implemented with respect to certain aspects of our planned operations. In some cases, the parties with whom we would need to establish a relationship may not yet be identified. If we are unable to enter into these agreements or relationships on satisfactory terms, our operations could be delayed or curtailed, expenses could be increased, and profitability and the likelihood of returns to any or all of our stockholders could be adversely affected.

Our buy-to-play business model may not be accepted by the market.
Our buy-to-play business model has not been adequately tested in the market, and if the model is not accepted by the market, our business and projected revenue and sales will be negatively impacted. We believe that the buy-to-play business model will be accepted, but cannot confidentially predict the market acceptance for a variety of reasons, including, without limitation, the rise and use of the free-to-play business model in the market. Our buy-to-play business model also depends on sales of subscriptions and digital items, and our results will be materially impacted if we cannot execute on this model.

Marketing costs are volatile and can impact our growth and profitability.
Marketing of our product and Company can be done through a variety of outlets, and part of the success of our product may depend on such marketing efforts. However, it is difficult to predict which marketing efforts will resonate with certain players. Due to the volatile nature of marketing costs and the potential need to explore a variety of marketing efforts, the Company may need to use additional funds for marketing that could impact growth and projected profitability.

We may experience significant revenue fluctuations due to a variety of factors.
We may experience significant fluctuations in sales of the product due to a variety of factors, including the timing of the release of the product, the popularity of the product, the timing of customer purchases, fluctuations in the size and rate of growth of consumer demand for the product, and the accuracy of forecasts of consumer demand. Our expectations of future game revenue are based on certain assumptions and projections, and our operating results will be disproportionately and adversely affected by a failure of the product to meet sales expectations. There can be no assurance that we can maintain consistent revenue, and any significant fluctuations in revenue may reduce the value of your investment.

If the product contains defects, the product's and the Company's reputation could be harmed and revenue would be adversely affected.
The product will be an extremely complex software program, and is difficult to develop. While we have quality controls in place to detect defects, these quality controls will be subject to human error, overriding, and reasonable resource constraints. Therefore, these quality controls and preventative measures may not be effective in detecting defects in the product before it is

released into the marketplace. In such an event, that could significantly harm the business and operating results of the Company and ultimately reduce the value your investment.

The video game industry is subject to increasing regulation of content, consumer privacy, and distribution.
Non-compliance with laws and regulations could materially adversely affect our business.

The video game industry is subject to increasing regulation of content, consumer privacy, distribution and online hosting and delivery in the various countries where the Company intends to distribute the product. Such regulation could harm our business by limiting the size of the potential market for the product and by requiring additional differentiation between products for different countries to address varying regulations. If our Company and our advisors do not successfully respond to these regulations, sales may decrease and our business may suffer. Generally, any failure of the Company to comply with laws and regulatory requirements applicable to our business may, among other things, limit our ability to generate revenue, and, in addition, could subject us to higher costs, damages, class action lawsuits, administrative enforcement actions, and civil and criminal liability.

If the product infringes on the intellectual property rights of others, costly litigation would negatively affect sales and our business may suffer.
Some of the images and other content in the product may inadvertently infringe upon the intellectual property rights of others. Although we will make efforts to ensure that the product does not violate the intellectual property rights of others, it is possible that third parties still may claim infringement. Infringement claims against the Company, whether valid or not, may be time consuming and expensive to defend. Such claims or litigations could require us to stop development, stop selling a game, redesign the product or require us to obtain a license such intellectual property, all of which would be costly and may increase costs and/or negatively affect revenues received by the Company and the value of your investment. We cannot be certain that a game will not infringe on issued trademarks, patents, and copyright rights of others. Our Company may be subject to legal proceedings and claims from time to time in our ordinary course of business arising out of intellectual property rights of others. These legal proceedings can be very costly, and thus can negatively affect the results of our operations.

If consumers move away from the platform or platforms our games are distributed on, our growth and revenue would be materially affected.
The Company's product will be delivered on the personal computer ("PC") platform, and there is a possibility that it may be delivered on console platforms in the future. If consumers begin to migrate to other platforms, such mobile and/or tablet devices, and the installed base of the platform(s) that the Company has delivered its product(s) loses momentum, the Company's revenue and growth opportunities will be directly and materially affected.

There can be no assurance that we will develop the game on our projected timeline or at all, or that the product will function as intended once developed.
There can be no assurance that we can develop Shroud of the Avatar to be a saleable or successful game. Investors must consider that we may not be able to create a game that we can effectively distribute or market. There can be no assurance that we will be able to develop the product on time or at all, or that the product will function as intended once developed. Additionally, if we become subject to bankruptcy or a similar proceeding or lose our ability to attract and retain qualified personnel, we may not be able to sustain operations, complete development of the product or may develop a product that fails to attract consumers, and

consequently our business will be materially adversely affected, as will the value of your investment.

A majority of the Company is owned by a small number of owners.
Prior to the offering the Company's current officers and directors (and their affiliated investment funds) own approximately 71.75% of the Company's fully diluted shares. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future.
The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess.
Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business
The company has developed Shroud of the Avatar, the 2nd largest crowd funded game in history, with over $11M raised from the players' community since the completion of the company's $7.5M Series A in Q2 2012.

Business Plan
Globally, there are over a billion active gamers who are projected to generate over $100 billion in revenue in 2017. China is the largest market (followed by the U.S.) and accounts for one quarter of the entire global game market. Global game revenue is projected to grow at a

compound annual growth rate of 6.6% over the next few years, and reach $118.6 billion by 2019. In 2015, there were 155 million gamers in the United States, four out of every five U.S. households owned a device used to play video games, and there was an average of two gamers per household. That year, total game purchases (video, computer, and other formats) in the U.S. totaled $16.5 billion, a 7% increase from 2014. In the U.S., strategy-based games were the most popular computer game genre (36.4% of all units sold), while shooter-based games (24.5% of all units sold) were the most popular video game genre. Massively multiplayer online games (MMOs) encompass a wide range of genres including role-playing (e.g. World of Warcraft), shooter games, and a more recent and increasingly popular category called multiplayer online battle arenas (MOBAs), which includes games such as League of Legends. MMOs are projected to earn $19.8 billion in revenue in 2016, about 60% of all digital PC game revenue. The market is projected to grow at a compound annual growth rate of 8%, and reach $26 billion by 2019. As more gamers, especially in Asia, shift to free-to-play games, virtual currency used to purchase virtual goods and avatars (i.e. microtransactions) is expected to account for more than 50% of revenue in the global MMO game market. Shroud of the Avatar business model relies on multiple revenue streams:

- Buy-to-Play: Retail premium product. Buy once, play forever ($45)
- Add-on Store:
  - In-game currency ("Gold") can be purchased to buy virtual (in-game) items
  - Virtual (in-game) items can also be purchased directly in the add-on store; these include land, home, to special-edition and unique items (prices range from single digit dollars to thousands of dollars) As the game gains momentum in the US market, Portalarium will also consider distribution agreements in foreign territories which typically include upfront licensing fees/advances plus ongoing revenue share from in-game sales.

History of the Business
The Company was founded by Richard Garriott de Cayeux on September 24, 2009.

The Company's Products and/or Services

Product / Service	Description	Current Market
Shroud of the Avatar	Shroud of the Avatar features an entirely player driven economy, an open development method that heavily involves and engages the player community, and most importantly puts players first.	Global gamers

The software launched in March 2018

All players are part of a single server vs. traditional server "shards" which separate players arbitrarily into separate servers. Our target market includes video game enthusiasts, particularly those who play massively multiplayer online role-playing games (MMORPGs). As the game gains momentum in the US market, Portalarium will also consider distribution agreements in foreign territories which typically include upfront licensing fees/advances plus ongoing revenue share from in-game sales.

Competition

The Company's primary competitors are Guild Wars; World of Warcraft; Star Wars: Knights of the Old Republic.

We operate in a highly competitive and rapidly changing global marketplace and compete with a variety of organizations that offer services competitive with those we offer. We believe that the principal competitive factors in the industries in which we compete include: skills and capabilities of people; technical and industry expertise; innovative service and product offerings; ability to add business value and improve performance; reputation and client references; contractual terms, including competitive pricing; ability to deliver results reliably and on a timely basis; scope of services; service delivery approach; quality of services and solutions; availability of appropriate resources; and global and scale, including level of presence in key emerging markets.

Supply Chain and Customer Base

Our most important asset is our people. One of our key goals is to have the best talent, with highly specialized skills, at the right levels in the right locations, to enhance our differentiation and competitiveness. The Company has been able to successfully recruit employees with the qualifications necessary to develop the product. Potential obstacles are competition from established companies. The Company develops the game in house and has crowd sourced via the player community approx. 90% of game music and 10% of environmental art.

Our target market includes video game enthusiasts, particularly those who play massively multiplayer online role-playing games (MMORPGs).

Intellectual Property and Research and Development

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Richard Garriott de Cayeux	Royalty free exclusive license agreement	Company has a royalty free exclusive license agreement with Mr. Richard Garriott with regard to the creation of new commercial products and derivative works or products	NA (the license is valid during the term of Mr. Garriott's employment with the Company).

We are constantly developing and innovating new items and customer experiences. We do not allocate a distinct portion of our operating budget to research and development.

Real Property

The Company owns or leases the following real property:

Property Address	Own or Lease	Description
3410 Far West Blvd. Suite 275 Austin, TX 78731	Lease	The Company has a 3 year lease for its current office space that currently requires rent of $5,077.92 per month running from November 2015 through October 2018

Governmental/Regulatory Approval and Compliance
N/A

Litigation
None

Other
The Company's principal address is 3410 Far West Blvd, Suite 275, Austin, TX 78731

DIRECTORS, OFFICERS AND EMPLOYEES

Directors
The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Hull Youngblood

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2014-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
General Counsel & Exec. VP, Emerald Correctional Management, LLC, Jan. 2015-present
Of Counsel, Ford Murray pllc, Aug. 2011 – present

Education
Baylor University, Waco, Texas, BBA, 1974
Baylor University School of Law, JD, 1976

Name
Dallas Snell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2009-present
Founder, Chairman, Chief Operations Officer, Sep 2009 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder, Chairman, Chief Operations Officer, Sep 2009 – Present

Education
The University of Texas at San Antonio, Social Psychology, 2003 – 2004

Name
Starr Long

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2014-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Executive Producer, July 2013 – Present

Education
Louisiana State University, Bachelor of Arts, Theatre, 1988 – 1992

Name
Joe Kim

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2012-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Works fulltime for m8 Capital

Education
University of Cambridge, M.Phil., 1989 – 1990
Harvard University, A.B., Economics, 1980 – 1984

Name
Bradley Harrison

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, 2014-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Works fulltime for Scout Ventures

Education

Massachusetts Institute of Technology - Sloan School of Management, MBA, New Product and Venture Development, 1999 – 2001
United States Military Academy at West Point, BS, Theoretical Economics, 1990 – 1994

Name
Richard Garriott de Cayeux

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO & Creative Director, 2009-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO & Creative Director, 2009-present

Education
Queen Mary University of London, Doctor Science, 2008 – 2010
University of Texas, Electrical Engineering, 1979 – 1982

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Richard Garriott de Cayeux

All positions and offices held with the Company and date such position(s) was held with start and ending dates
CEO & Creative Director, 2009-present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
CEO & Creative Director, 2009-present

Education
Queen Mary University of London, Doctor Science, 2008 – 2010
University of Texas, Electrical Engineering, 1979 – 1982

Name
Dallas Snell

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Director, 2009-present
Founder, Chairman, Chief Operations Officer, Sep 2009 – Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Founder, Chairman, Chief Operations Officer, Sep 2009 – Present

Education
The University of Texas at San Antonio, Social Psychology, 2003 – 2004

Control/Major Decisions
The table below sets forth who can make the following major decisions with respect to the Company on behalf of the Company:

Decision	Person/Entity
Issuance of additional securities	Board of Directors
Incurrence of indebtedness	Board of Directors
Sale of property, interests or assets of the Company	Board of Directors
Determination of the budget	Board of Directors
Determination of business strategy	Board of Directors
Dissolution or liquidation of the Company	Board of Directors

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Company currently has 31 employees in Texas and 1 employee in New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities as of December 31, 2017:

Type of security	Series A Preferred Stock
Amount outstanding	3,335,245
Voting Rights	All investors in the Company's Series A Preferred Stock are subject to the Portalarium, Inc. Voting Agreement. That Voting Agreement contains Drag Along rights as well as Restrictions on Sales of Control of the Company.
Anti-Dilution Rights	Weighted-Average Anti-dilution Adjustment
Percentage ownership of the Company by the holders of such securities (on a fully-diluted basis).	16.17%

Type of security	Series B Preferred Stock
Amount outstanding	673,548
Voting Rights	All investors in the Company's Series B Preferred Stock are subject to the Portalarium, Inc. Voting Agreement. That Voting Agreement contains Drag Along rights as well as Restrictions on Sales of Control of the Company.
Anti-Dilution Rights	Weighted-Average Anti-dilution Adjustment
Percentage ownership of the Company by the holders of such securities (on a fully-diluted basis).	3.27%

Type of security	Common Stock
Amount outstanding	12,040,292
Voting Rights	One vote per share of Common Stock.
Anti-Dilution Rights	N/A
Percentage ownership of the Company by	58.38%

the holders of such securities (on a fully-diluted basis).	

The Company has issued 3,907,802 stock options to employees, which constitutes 18.95% of the Company's holdings on a fully-diluted basis.

The Company has issued 667,483 warrants for the purchase of common stock, which constitutes 3.24% of the Company's holdings on a fully-diluted basis.

The Company has the following debt outstanding: None.

Ownership
A majority of the Company is owned by Richard Garriott de Cayeux.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned as of 12/31/2017
Richard Garriott de Cayeux	51.33%

FINANCIAL INFORMATION

Please see the certified financial statements listed attached as Exhibit B to this Form C-AR. The certified financials have not been reviewed by a CPA and are not audited.

Operations
The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Recognized revenues to date have been through marketing revenue.

The Company has entered into revenue sharing arrangements with certain third parties in international countries in order to more target these markets more effectively and efficiently. These revenue sharing arrangements vary in terms and could impact future cost of sales and gross margins of the Company. In addition, the Company may explore additional services, service lines, and products in the future that may have an impact on costs of sales and gross margins.

The Company currently requires approximately $300,000 a month to sustain operations.

Liquidity and Capital Resources
As of April 17, 2018, the Company has approximately $394,073 in cash on hand.

The company may look for additional financing to complete future episodes.

Capital Expenditures and Other Obligations

The Company has not made any material capital expenditures in the past two years. The Company does not intend to make any material capital expenditures in the future.

The Company has a 3-year lease for its current office space running from November 2015 through October 2018. Monthly lease obligations under the lease range from $5,731 to $8,859 per month .

CLASSES OF SECURITIES OF THE COMPANY

Common Stock

Dividend Rights

Subject to the rights of the holders of Preferred Stock, holders of Common Stock are entitled to receive dividends as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In general, in the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to the lesser of (i) their pro rata share among holders of Common Shares in the net assets legally available for distribution to stockholders after the payment of the liquidation preference to holder of Preferred Stock and payment of all of the Company's debts and other liabilities or (ii) their pro rata share among holders of Common Shares and Preferred Stock (on an as-converted basis) after payment of all the Company's debts and other liabilities.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares of our Series B Preferred Stock (including those offered in this offering) and any additional classes of preferred stock that we may designate in the future.

Series A Preferred Stock

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The Series A Preferred Stock also has certain preferential rights to dividends.

The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of Series A Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock (Series A and Series B) voting together as a separate class. These matters include any vote to:

- amend the Certificate of Incorporation or Bylaws;

- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect;

- increase or decrease the authorized number of shares of any class or series of capital stock;

- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;

- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;

- increase or decrease the number of directors;

- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or

- consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

The holders of Series A Preferred Stock may designate one person to serve on the Company's Board of Directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series A Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series A Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

The Series A Preferred Stock are currently convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Series B Preferred Stock

Dividend Rights

Holders of Series B Preferred Stock are entitled to receive dividends pari passu with holders of Common Stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Holders of Series B Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of Common Stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Preferred Stock (Series A and Series B) voting together as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Series B Units of Preferred Stock;

- increase or decrease the authorized number of shares of any class or series of capital stock;

- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;

- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);

- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;

- increase or decrease the number of directors;

- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Preferred Stock.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Series B Preferred Stock will be entitled to receive the greater of the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series B Preferred Stock receive these distributions before any holders of Common Stock.

Conversion Rights

The Series B Preferred Stock are convertible into one share of Common Stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Purchase Agreement

Under the purchase agreement, investors who have invested $50,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the purchase agreement, as summarized below.

Further holders who are Major Purchasers under the purchase agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the major purchaser concept is used in such financing). If there is right a first refusal for the transfer of Common Stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock. Major Purchasers are entitled to participation rights granting them the right of first refusal to purchase their pro rata share of new common and preferred shares.

Holders of Series B Preferred Stock are subject to a drag-along provision as set forth in the Purchase Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's Board, and a majority of both (i) the holders of the Company's Common Stock then outstanding, and (ii) the holders of a majority Common Stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

Rights under the Purchase Agreement

All Non-Major Purchasers of Series B Preferred Stock are bound by an Investment management agreement. This agreement limit voting rights and at a later time may require conversion of future preferred shares into common shares without the investor's consent. Non-Major Purchasers are bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Series B Preferred Stock vote to terminate the agreement.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent.

Previous Offerings of Securities

The Company has issued within the last three years the following securities:
- In September 2017, the Company issued 641,475 shares of Series B Preferred Stock pursuant to 506(c) of Regulation D and Regulation Crowdfunding. The Company additionally issued to SI Securities, LLC, as compensation for its services as intermediary (and any other services as described in its engagement agreement with the Company), 32,073 shares of Series B Preferred Stock. The proceeds from the offering were used for marketing expenses, research and development, and general working capital.
- In March 2017, related parties to the Company exercised stock warrants for 144,375 shares of common stock. The exercise price of all instruments was $0.0001 per share)

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
In March 2017, a related party to the Company exercised warrants for 22,498 shares of common stock and warrants for 89,995 shares of common stock. The exercise price of all instruments was $0.0001 per share)

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: N/A

Bad Actor Disclosure

None



PORTALARIUM, INC.
3410 Far West Blvd, Suite 275
Austin, Texas 78731

April 30, 2018

I, Dallas Snell, certify that the financial statements of Portalarium, Inc. included in this Form are true and complete in all material respects.



Dallas Snell
COO/Founder Portalarium Inc.

4-30-2018

Date

Portalarium, Inc.
A Delaware Corporation

Financial Statements (Unaudited)
December 31, 2017 and 2016

Portalarium, Inc.

TABLE OF CONTENTS

PORTALARIUM, INC.
BALANCE SHEETS (UNAUDITED)
As of December 31, 2017 and 2016

	2017	2016
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 1,117,309	$ 618,794
Prepaid expenses	28,075	14,889
Total Current Assets	1,145,384	633,683
Non-Current Assets:		
Property and equipment, net	9,395	18,041
Capitalized software	-	1,897
Deposits	12,440	12,440
Total Non-Current Assets	21,835	32,378
TOTAL ASSETS	$ 1,167,219	$ 666,061
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 41,434	$ 22,700
Accrued expenses	129,570	107,600
Deferred revenue - licensing agreement	1,999,978	500,000
Deferred revenue	12,423,050	10,772,003
Total Current Liabilities	14,594,032	11,402,303
Total Liabilities	14,594,032	11,402,303
Stockholders' Equity (Deficit):		
Series A Preferred Stock, $0.0001 par, 3,500,000 shares authorized, 3,335,245 and 3,335,245 shares issued and outstanding as of December 31, 2017 and 2016, respectively. Liquidation preference of $7,845,830.	334	334
Series B Preferred Stock, $0.0001 par, 2,000,000 shares authorized, 673,548 and 0 shares issued and outstanding as of December 31, 2017 and 2016, respectively. Liquidation preference of $829,138.	67	-
Common Stock, $0.0001 par, 50,000,000 shares authorized, 12,040,292 and 4,395,917 shares issued and outstanding as of December 31, 2017 and 2016, respectively.	1,204	440
Additional paid-in capital	8,157,035	7,352,066
Accumulated deficit	(21,585,453)	(18,089,082)
Total Stockholders' Equity (Deficit)	(13,426,813)	(10,736,242)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)	$ 1,167,219	$ 666,061

No assurance is provided.

See accompanying notes, which are an integral part of these financial statements.

PORTALARIUM, INC.
STATEMENTS OF OPERATIONS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Net revenues	$ 122,569	$ 19,225
Operating Expenses:		
Research & development	2,874,458	2,733,259
General & administrative	623,158	318,437
Sales & marketing	121,056	36,108
Total Operating Expenses	3,618,672	3,087,804
Loss from operations	(3,496,103)	(3,068,579)
Other Expense:		
Interest expense	(268)	-
Total Other Expenses	(268)	-
Provision for income taxes	-	-
Net Loss	$ (3,496,371)	$ (3,068,579)

No assurance is provided.
See accompanying notes, which are an integral part of these financial statements.

PORTALARIUM, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT) (UNAUDITED)
For the years ended December 31, 2017 and 2016

	Preferred Stock - Series A		Preferred Stock - Series B		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at January 1, 2016	3,335,245	$ 334	-	$ -	4,395,917	$ 440	$ 7,268,087	$ (15,020,503)	$ (7,751,642)
Stock compensation	-	-	-	-	-	-	83,979	-	83,979
Net loss	-	-	-	-	-	-	-	(3,068,579)	(3,068,579)
Balance at December 31, 2016	3,335,245	334	-	-	4,395,917	440	7,352,066	(18,089,082)	(10,736,242)
Issuance of Series B preferred stock for cash	-	-	641,475	64	-	-	789,592	-	789,656
Issuance of Series B preferred stock as broker fee	-	-	32,073	3	-	-	39,478	-	39,481
Offering costs	-	-	-	-	-	-	(107,950)	-	(107,950)
Exercise of option to common stock	-	-	-	-	7,500,000	750	-	-	750
Exercise of warrants to common stock	-	-	-	-	144,375	14	-	-	14
Stock compensation	-	-	-	-	-	-	83,849	-	83,849
Net loss	-	-	-	-	-	-	-	(3,496,371)	(3,496,371)
Balance at December 31, 2017	3,335,245	$ 334	673,548	$ 67	12,040,292	$ 1,204	$ 8,157,035	$ (21,585,453)	$ (13,426,813)

No assurance is provided. See accompanying notes, which are an integral part of these financial statements.

PORTALARIUM, INC.
STATEMENTS OF CASH FLOWS (UNAUDITED)
For the years ended December 31, 2017 and 2016

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (3,496,371)	$ (3,068,579)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	10,400	12,921
Loss on disposal of software assets	1,305	-
Stock compensation	83,849	83,979
Changes in operating assets and liabilities:		
(Increase)/Decrease in prepaid expenses	(13,186)	(9,072)
(Increase)/Decrease in deposits	-	-
Increase/(Decrease) in accounts payable	18,736	9,086
Increase/(Decrease) in accrued expenses	21,970	17,212
Increase/(Decrease) in deferred revenues - licensing	1,499,978	-
Increase/(Decrease) in deferred revenues	1,651,047	2,873,087
Net Cash Used In Operating Activities	(222,272)	(81,366)
Cash Flows From Investing Activities		
Purchase of property and equipment	(1,164)	(10,408)
Net Cash Used In Investing Activities	(1,164)	(10,408)
Cash Flows From Financing Activities		
Proceeds from issuance of preferred stock	789,656	-
Proceeds from exercise of options to common stock	750	-
Proceeds from exercise of options to common stock	14	-
Offering costs	(68,469)	-
Net Cash Provided by Investing Activities	721,951	-
Net Change In Cash	498,515	(91,774)
Cash at Beginning of Period	618,794	710,568
Cash at End of Period	$ 1,117,309	$ 618,794
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Stock issued as broker compensation	$ 39,481	$ -

No assurance is provided. See accompanying notes, which are an integral part of these financial statements.

PORTALARIUM, INC.
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2017 and 2016 and for the years ended

NOTE 1: NATURE OF OPERATIONS

Portalarium, Inc. (the "Company"), is a corporation organized September 29, 2009, under the laws of Texas, subsequently converted to a Delaware corporation on June 21, 2012. The Company is developer and publisher of massively multiplayer online role playing games.

As of December 31, 2017, the Company has not yet commenced planned principal operations nor generated significant revenue. The Company's activities since inception have primarily consisted of product development, business development, and efforts to raise additional capital. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company's planned operations.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2017 and 2016, the Company's cash balances exceeded FDIC insured limits by $825,060 and $292,783, respectively.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2017 and 2016 have estimated useful lives of 3-5 years. The Company's property and equipment consisted of the following as of December 31, 2017 and 2016:

	2017	2016
Property and equipment, at cost	$ 155,756	$ 154,592
Accumulated depreciation	(146,361)	(136,551)
Property and equipment, net	$ 9,395	$ 18,041
Depreciation expense	$ 10,400	$ 12,921

<u>Software Development Costs</u>

The Company accounts for software development costs in accordance with FASB 985-20, *Costs of Computer Software to be Sold, Leased, or Marketed.* Costs incurred during the period of planning and development, and prior to determining technological feasibility, are expensed to operations as research and development in the period incurred. Technological feasibility is generally determined once substantially all product development and testing has been completed, including development of a working model. The Company capitalizes certain costs in the development of its proprietary games for the period after technological feasibility was determined and prior to marketing and initial sales. Costs incurred after determination of readiness for market are expensed to operations in the period incurred.

The Company expensed $2,874,458 and $2,733,259 of costs related to the development of its game software during the years ended December 31, 2017 and 2016, respectively, to research and development, as the technological feasibility of the game was not achieved as of December 31, 2017 or 2016.

<u>Fair Value of Financial Instruments</u>

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

No assurance is provided.

The carrying amounts reported in the balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Recognized revenues to date have been through book sales, while all product sales are recorded as deferred revenues, as discussed in Note 4, as the revenue recognition criteria has not yet been completed. Revenues for 2017 and 2016 consisted of consulting fees unrelated to product sales.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, *Compensation - Stock Compensation*. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in FASB ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. As of December 31, 2017 and 2016, the Company had net operating loss carryforwards of $8,769,168 and $8,532,235, respectively. The Company incurs Federal and Texas income taxes at rates of approximately 34% of net income and 1% of gross margin, respectively, and has used an effective blended rate of 34.7% to derive a net deferred tax asset of $8,038,415 and $6,779,918 as of December 31, 2017 and 2016, respectively, related to tax-effected net operating loss carryforwards, book-to-tax accrual differences, and GAAP basis deferred revenue recognized as taxable income in the current and prior years. Due to the uncertainty as to the Company's ability to generate sufficient taxable income in the future and utilize the net operating loss carryforwards before they begin to expire in 2029, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. Under Section 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change attributes to offset its post-change income may be limited. In general, an "ownership change" will occur if there is a cumulative change in our ownership by "5-percent shareholders" that exceeds 50 percentage points over a rolling three-year period. Utilization of the Company's net operating loss carryforwards may be subject to annual limitations due to ownership changes. Such annual limitations could result in the expiration of our net operating loss carryforwards before they are utilized.

On December 22, 2017, the 2017 Tax Cuts and Jobs Act (the Tax Act) was enacted into law and the new legislation contains several key tax provisions that affected us, including a one-time mandatory transition tax on accumulated foreign earnings and a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. We are required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring our U.S. deferred tax assets and liabilities as well as reassessing the net realizability of our deferred tax assets and liabilities. In December 2017, the SEC staff issued Staff Accounting Bulletin No. 118, Income Tax Accounting Implications of the Tax Cuts and Jobs Act (SAB 118), which allows us to record provisional amounts during a measurement period not to extend beyond one year of the enactment date. Since the Tax Act was passed late in the fourth quarter of 2017, and ongoing guidance and accounting interpretation are expected over the next 12 months, we consider the accounting of the transition tax, deferred tax re-measurements, and other items to be incomplete due to the forthcoming guidance and our ongoing analysis of final year-end data and tax positions. We expect to complete our analysis within the measurement period in accordance with SAB 118.

The Company reviews tax positions taken to determine if it is more likely than not that the position would be sustained upon examination resulting in an uncertain tax position. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in tax expense.

The Company files U.S. Federal and Texas state income tax returns. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has sustained net losses of $3,496,371 and $3,068,579 during the years ended December 31, 2017 and 2016, respectively, has an accumulated deficit of $21,585,453 and $18,089,082 as of December 31, 2017 and 2016, respectively, and has current liabilities in excess of current assets by $13,448,648 as of December 31, 2017.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

No assurance is provided.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: DEFERRED REVENUE

The Company has been accepting deposits and pre-selling its product "Shroud of Avatar." The final product is not ready for sale and therefore no orders have been fulfilled to date. The Company has deferred revenue from presale activities of $12,423,050 and $10,772,003 as of December 31, 2017 and December 31, 2016, respectively.

NOTE 5: STOCKHOLDERS' EQUITY (DEFICIT)

The Company amended its articles of incorporation in June 2017, authorizing 50,000,000 shares of $0.0001 par value common stock and 5,500,000 shares of $0.0001 par value preferred stock, designated as 3,500,000 shares of Series A Preferred Stock and 2,000,000 shares of Series B Preferred Stock. As of each December 31, 2017 and 2016, 12,040,292 and 4,395,917 shares of common stock were issued and outstanding, respectively. As of December 31, 2017 and 2016, 3,335,245 and 3,335,245 shares of Series A Preferred Stock and 673,548 and 0 shares of Series B Preferred Stock were issued and outstanding, both respectively.

The Company's preferred stock have certain non-cumulative dividend rights over common stock, are optionally convertible into common stock with dilution protections on the conversion rate, are mandatorily convertible to common stock upon an initial public offering, contain other protective provisions, and have voting rights commensurate with common stockholders. The preferred stock is redeemable at the election of the majority of preferred stockholders at any time on or after June 29, 2022 at a redemption price of $2.5876 per share for Series A Preferred Stock and $1.3541 per share for Series B Preferred Stock, payable in three annual installments. The preferred stock have liquidation preferences of $2.3524 per share for Series A Preferred Stock and $1.231 per share for Series B Preferred Stock.

Preferred Stock Issuances

In 2017, the Company issued 641,475 shares of Series B Preferred Stock at $1.231 per share, for gross proceeds of $789,656. As part of this transaction, the Company issued its broker-dealer 5% share coverage, providing 32,073 shares of Series B Preferred Stock, which was valued at $39,481 and recorded to additional paid-in capital as offering costs. Additional cash fees were paid to the broker-dealer totaling $68,469 and were recorded to additional paid-in capital as offering costs.

Common Stock Issuances

In 2017, an officer of the Company exercised stock options for 7,500,000 shares of common stock at an exercise price of $0.0001 per share. Also in 2017, related parties to the Company exercised stock warrants for 144,375 shares of common stock at an exercise price of $0.0001 per share.

NOTE 6: LICENSING AGREEMENT

2015 Licensing Agreement

In March 2015, the Company entered into a licensing agreement with another entity (the "Licensee"), providing the Licensee exclusive rights to market, operate, and commercially exploit the Company's product in certain languages in certain countries. Under the agreement terms, the Company receives an upfront license fee of $500,000 in 2015 and $500,000 in 2017, along with royalties on the Licensee's net revenues from the licensed rights, where the license fee is recoupable from future royalties. The term of the agreement is initially three years from the effective date of March 2015, and upon the expiration of the initial term, the term of the agreement is prolonged by one-year successive periods, provided that the royalty amount for each most recent 12-month period is at least 20% of the royalty amount for the first 12 months following the commercial launch.

During 2015, $500,000 of the license fee was received, and no further payments have been made through December 31, 2016. As the up-front licensing fee is congruent to the intellectual property rights conveyed in the agreement, following ASC 606-10-55-56, the Company has determined it appropriate to account for the upfront fee portion of the licensing fee as a payment on a single performance obligation over the life of the contract, and therefore has deferred these revenues until performance of the contractual obligations under the terms of the agreement.

2017 Licensing Agreement

In July 2017, the Company entered into a licensing agreement with another entity (the "Licensee"), providing the Licensee exclusive rights to market, operate, and commercially exploit the Company's product in certain languages in certain countries. Under the agreement terms, the Company receives an upfront license fee of $1,000,000 in 2017 along with royalties on the Licensee's net revenues from the licensed rights, where the license fee is recoupable from future royalties. The term of the agreement is initially six years from the date the product launches, with an additional one-year automatic extension.

During 2017, $1,000,000 of the license fee was received, and no further payments have been made through December 31, 2017. As the up-front licensing fee is congruent to the intellectual property rights conveyed in the agreement, following ASC 606-10-55-56, the Company has determined it appropriate to account for the upfront fee portion of the licensing fee as a payment on a single performance obligation over the life of the contract, and therefore has deferred these revenues until performance of the contractual obligations under the terms of the agreement.

NOTE 7: SHARE-BASED PAYMENTS

Stock Plan

The Company has adopted the 2010 Stock Incentive Plan, as amended and restated (the "Plan"), which provides for the grant of shares of stock options to employees and service providers. Under the Plan, the number of shares reserved for grant was 11,407,802 shares as of December 31, 2017 and 2016. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. Stock options comprise all of the awards granted since the Plan's inception. Shares available for grant under the Plan amounted to 834,822 and 1,488,001 as of December 31, 2017 and 2016, respectively.

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company's common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management's best estimates and involve inherent uncertainties and the application of management's judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the "simplified method," which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company's current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the year ended December 31, 2017 is as follows:

	2017
Risk Free Interest Rate	2.05%
Dividend Yield	0.00%
Estimated Volatility	50.00%
Expected Life (years)	5.00
Fair Value per Stock Option	$0.055 - $0.127

A summary of information related to stock options for the years ended December 31, 2017 and 2016 is as follows:

	December 31, 2017		December 31, 2016	
	Options	Weighted Average	Options	Weighted Average
Outstanding - beginning of year	9,594,801	$ 0.13	9,594,801	$ 0.13
Granted	878,179	$ 0.46	-	$ -
Exercised	(7,500,000)	$ 0.00	-	$ -
Forfeited	-		-	$ -
Outstanding - end of year	2,972,980	$ 0.55	9,594,801	$ 0.13
Exercisable at end of year	1,787,914	$ 0.53	1,591,700	$ 0.53
Weighted average grant date fair value of options granted during year	$ 0.099		N/A	
Weighted average duration to expiration of outstanding options at year-end (years)	6.7		6.2	

Stock-based compensation expense of $83,849 and $83,979 was recognized under FASB ASC 718 for the years ended December 31, 2017 and 2016, respectively. Total unrecognized compensation cost related to stock option awards amounted to $155,642 as of December 31, 2017 and will be recognized over a weighted average period of 30 months.

Warrants

On April 29, 2011, the Company issued warrants to purchase a total of 592,556 shares of common stock in connection with convertible promissory notes dated April 30, 2010. The exercise price for the common stock warrants is $0.0001 per share. The warrants expire in April 2018 and are subject to automatic conversion if the fair value of the Company's stock exceeds the exercise price as of the expiration date.

On May 20, 2011, the Company issued warrants to purchase a total of 1,030,826 shares of common stock in connection with convertible promissory notes dated May 20, 2011. The exercise price for the common stock warrants is $0.0001 per share. The warrants expire in April 2018 and are subject to automatic conversion if the fair value of the Company's stock exceeds the exercise price as of the expiration date.

Total warrants forfeited through December 31, 2016 was 585,831. An additional 225,693 warrants were forfeited during the year ended December 31, 2017.

During the year ended December 31, 2017 a related party warrant holder exercised warrants for 144,375 into shares of common stock at an exercise price of $0.0001 per share.

Total warrants outstanding as of December 31, 2017 and 2016 were 667,483 and 1,037,551, respectively, all having exercise prices of $0.0001 per share.

NOTE 8: LEASE OBLIGATIONS

Effective September 22, 2015, the Company entered into a lease agreement for office space. The lease term commenced on November 1, 2015 and expires on October 31, 2018. Monthly lease obligations under the lease range from $5,731 to $8,859 per month. Rent expense for the years ended December 31, 2017 and 2016 totaled $112,699 and $89,773, respectively.

The minimum future lease obligations on the Company's lease agreement is $87,427 due in 2018.

NOTE 9: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: SUBSEQUENT EVENTS

The Company commercially launched its product in March 2018.

Management's Evaluation

Management has evaluated subsequent events through April 28, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.